SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 40)

L BRANDS, INC.

(Name of Issuer)

Common Stock, $0.50 Par Value	532716-10-7
(Title of class of securities)	(CUSIP number)

Michael Aiello, Esq. Howard Dicker, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

March 17, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

CUSIP No. 532716-10-7	13D	Page 2

1	NAMES OF REPORTING PERSONS
Leslie H. Wexner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,888,658

	8	SHARED VOTING POWER
21,404,756

	9	SOLE DISPOSITIVE POWER
22,888,658

	10	SHARED DISPOSITIVE POWER
21,404,756

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,293,414

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 532716-10-7	13D	Page 3

1	NAMES OF REPORTING PERSONS
Abigail S. Wexner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,814,206

	8	SHARED VOTING POWER
4,479,369

	9	SOLE DISPOSITIVE POWER
10,814,206

	10	SHARED DISPOSITIVE POWER
4,479,369

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,293,575

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 40 (“Amendment No. 40”) amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 39 thereto, and is filed by Leslie H. Wexner and Abigail S. Wexner (collectively, the “Reporting Persons”), with respect to the Common Stock, $0.50 par value per share (the “Common Stock”), of L Brands, Inc. (the “Company” or the “Issuer”).

Item 2.	Identity and background.

Item 2 is supplemented as follows:

The information set forth in Item 4 of this Amendment No. 40 is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

As previously announced on March 18, 2021 by the Company, the Reporting Persons will not stand for re-election to the board of directors of the Company at its Annual Meeting of Stockholders of the Company to be held in May 2021.

On March 17, 2021, the Reporting Persons entered into a Registration Rights Agreement with the Company (the “Registration Rights Agreement”).  The agreement provides each of Mr. Wexner and Mrs. Wexner and certain of their affiliated and related entities (collectively, the “Holders”) with certain customary registration rights with respect to their respective shares of Common Stock, including six demand registrations and unlimited piggyback registrations, subject to certain customary limitations.  The registration rights will terminate when the Holders collectively beneficially own less than five percent of the then-outstanding Common Stock.  A copy of the agreement is included as Exhibit 2 to this Amendment No. 40 and incorporated herein by reference.  The foregoing description of the agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the copy filed as Exhibit 2 and incorporated herein by reference.

The Reporting Persons generally intend to dispose of some or all of the shares of Common Stock beneficially owned by them in the open market, through public offerings (in accordance with the Registration Rights Agreement), by gifts, in privately negotiated transactions, through derivative transactions, or otherwise, subject to market conditions and legal and regulatory requirements.  The Reporting Persons make no commitment in terms of completing any dispositions or the timing of any such dispositions, which will depend on market conditions including the price of shares of Common Stock, estate planning and charitable funding considerations, and on such other factors considered relevant to the Reporting Persons.  Each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate.  Mr. Wexner expects to acquire shares of Common Stock through the exercise or settlement of equity awards previously granted to him under the Company’s incentive plans.  Without limiting the foregoing, each of the Reporting Persons reserves the right to at any time or from time to time to (i) purchase or otherwise acquire shares of Common Stock, or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions, or otherwise, (ii) sell, transfer, gift or otherwise dispose of Company Securities in public or private transactions, (iii) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities and/or (iv) enter into agreements with a broker intended to comply with the requirements of Rule 10b5-1(c)(1)(i) under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

(a)       The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 40 are incorporated herein by reference, as of March 18, 2021.  As of March 18, 2021, the Reporting Persons beneficially owned an aggregate of 44,293,414 shares of Common Stock, representing approximately 15.9% of the outstanding shares, as determined in accordance with Rule 13d-3 (based on 278,108,563 shares of Common Stock outstanding as of November 27, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on December 4, 2020).  Additional details are set forth below.

Person	Number of Shares	Notes
Leslie H. Wexner (“Mr. Wexner”)	44,293,414	(1)(2)
Abigail S. Wexner (“Mrs. Wexner”)	15,293,575	(3)

(1)	Includes 692,436 shares issuable to Mr. Wexner within 60 days following March 18, 2021, upon the exercise or vesting of outstanding stock awards from the Company.

(2)
Includes: 127,567 shares held by The Linden East Trust; 6,111,181 shares held by The Linden West Trust; 2,081,741 shares held by The Wexner Family Charitable Fund (a not-for-profit corporation qualified under Internal Revenue Code Section 501(c)(3)); 191,515 shares held by The Beech Trust; 352,941 shares held by Linden East II trust; 352,941 shares held by Linden West II trust; 343,166 shares held by Pine Trust; 343,166 shares held by Willow Trust; 343,166 shares held by Cedar Trust; and 343,166 shares held by Rose Trust.  Mr. Wexner shares voting and investment power with Mrs. Wexner with respect to shares held by The Linden East Trust, The Wexner Family Charitable Fund, The Beech Trust, Linden East II trust, Linden West II trust, Pine Trust, Willow Trust, Cedar Trust, and Rose Trust, and shares voting and investment power with Dennis Hersch with respect to the shares held by The Linden East Trust and The Linden West Trust.  Also includes 4,892,608 shares held by the Wexner Personal Holdings Corporation, of which Mr. Wexner is the sole stockholder, director and officer.  Includes 10,814,206 shares directly owned by Mrs. Wexner, as to which Mr. Wexner may be deemed to share voting and investment power. Includes 17,303,614 shares directly owned by Mr. Wexner.

(3)
Includes: 127,567 shares held by The Linden East Trust; 2,081,741 shares held by The Wexner Family Charitable Fund; 191,515 shares held by The Beech Trust; 352,941 shares held by Linden East II trust; 352,941 shares held by Linden West II trust; 343,166 shares held by Pine Trust; 343,166 shares held by Willow Trust; 343,166 shares held by Cedar Trust; and 343,166 shares held by Rose Trust.  Mrs. Wexner shares voting and investment power with Mr. Wexner with respect to shares held by The Linden East Trust, The Wexner Family Charitable Fund, The Beech Trust, Linden East II trust, Linden West II trust, Pine Trust, Willow Trust, Cedar Trust, and Rose Trust, and shares voting and investment power with Dennis Hersch with respect to shares held by The Linden East Trust and Linden East II trust.  Includes 10,814,206 shares directly owned by Mrs. Wexner.  Excludes 28,999,839 shares beneficially owned by Mr. Wexner as to which Mrs. Wexner disclaims beneficial ownership.

(b)          The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 40 and (ii) Item 5(a) hereof are incorporated herein by reference, as of the March 18, 2021.

(c)          During the past 60 days the Reporting Persons effected no transactions in the Common Stock.

(d), (e):  Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

The information set forth in Item 4 of this Amendment No. 40 relating to the Registration Rights Agreement is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 2
Registration Rights Agreement dated as of March 17, 2021, by and among L Brands, Inc., Leslie H. Wexner, and Abigail S. Wexner (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on March 18, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 2021

/s/ Leslie H. Wexner
Leslie H. Wexner

/s/ Abigail S. Wexner
Abigail S. Wexner

EXHIBIT INDEX

Exhibit No.

Exhibit 2
Registration Rights Agreement dated as of March 17, 2021, by and among L Brands, Inc., Leslie H. Wexner, and Abigail S. Wexner (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on March 18, 2021)